SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35400; 812-15646

Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund and Hamilton Lane Advisors, L.L.C.

November 26, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption from section 23(a)(1) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies and business development companies (as defined under section 2(a)(48) of the Act) to pay investment advisory fees (as described in the application) in shares of their common stock.

Applicants: Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund and Hamilton Lane Advisors, L.L.C.

Filing Dates: The application was filed on October 18, 2024, and amended on November 8, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 20, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Keith Kleinman, Esq., Hamilton Lane Advisors, L.L.C., kkleinman@hamiltonlane.com, with a copy to Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP, Ryan.Brizek@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated November 8, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.